Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated February 11, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The transcript attached as Exhibit A appeared on TheStreet.com Network on February 10, 2009.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Small Businesses Look To Social Lending

By Lisa Chamoff

A year ago, Paul Pedevilla watched his savings shrink and credit card bills mount when Hollywood shut down during the writers' strike. It took a while for Pedevilla, a location scout for a major network drama series, to return to work. In the meantime, his wife had given birth to their first child, and he was already $70,000 in debt from starting a business that rented equipment to film studios.

Instead of heading to the nearest bank to apply for a personal loan, Pedevilla, 35, went online. He entered the relatively new world of peer-to-peer lending, in which borrowers get money directly from individuals, with an online company acting as an intermediary.

How It Works

Pedevilla went through Lending Club, which launched in 2007, and last March he secured an $18,825 loan at a 15.76% interest rate, far better than the 18% rate he'd been quoted when applying for a bank loan a few years earlier. His loan is funded by 343 individual contributions.

Peer-to-peer lending mixes the concepts of online social networking and eBay (Stock Quote: EBAY), and has found a niche given the current credit crisis. The much more streamlined peer-to-peer lending process leads to borrowers generally getting better interest rates than they can from banks, says Renaud Laplanche, CEO and founder of Lending Club. Banks must first collect deposits, and then turn those into long-term loans that are marketed to consumers, requiring thousands of branches and employees.

"The way to look at it is really taking out the middleman," Laplanche says.

Interest rates range from about 7.4% to 20% at Lending Club, compared to about 14.5% to 25% for a personal bank loan, according to BankRate.com. While higher-risk loans receive a higher interest rate, most Lending Club borrowers don't see the highest rates because the company has strict requirements. Lending Club borrowers must have a minimum credit score of 660 and a maximum debt to income ratio of 25%. The average interest rate is 12% for a Lending Club borrower.

The company only approves about 15% of the applications it receives, and has issued $25.8 million in loans thus far.

The Pitfalls of a New Industry

The industry has hit some roadblocks. Peer-to-peer lending site Prosper has stopped accepting new loan applicants while it registers with the U.S. Securities and Exchange Commission. In November, the SEC issued a cease and desist order to Prosper, saying the site was selling securities, not merely matching up borrowers and lenders.

Under the same scrutiny, Lending Club stopped accepting new applications in April, resuming in October after completing its SEC registration. The company also created a secondary market, where lenders can sell their loans to other individuals to get liquidity. These resold loans differ from the mortgage-backed securities that touched off the financial crisis, since Lending Club has high credit standards and fixed interest rates, Laplanche says.

The Rate of Return

Howard Rubinstein, who recently retired from the financial industry, estimates he's made a 10% return on the initial $13,000 he invested with Lending Club a year ago, about on target with the 12% average return the company claims. Lenders can invest as little as $25, so exposure is minimal, and they can select the people they lend to, narrowing down their choices based on borrowers' credit profiles. The average lender invests around $6,500.

Rubinstein, 56, who lives in Brooklyn, N.Y., has had one $25 default in a couple hundred loans with Lending Club, and about five defaults on $25 to $50 investments with Prosper, where he also lent $13,000.

Some feel that borrowers may feel a greater obligation to make good on their debts to "real people" than a faceless corporate entity. That certainly inspires Pedevilla to make the $600 monthly payment on his loan.

"There are other Americans out there, depending on you to pay them back," Pedevilla says. "It's more personal."

In the Grand Scheme of Things

Like most investments, diversification is the key. Peer-to-peer lending represents less than 10% of Rubinstein's investment portfolio.

"It's risky in the sense that there's no insurance or anything, but it's certainly less risky than Lehman bonds turned out to be," says Rubinstein. "Given the way the stock market has performed this past year, it would be difficult to think it would be less risky than that."

Investing in consumer loans may be a little riskier in a down economy as more people lose their jobs, says Jim Bruene, founder and editor of Online Banking Report, an industry newsletter. Close to 3% of Lending Club loans are currently in default which, for a young loan portfolio, looks to be in line with the industry, Bruene says.

"I think it's something to pay attention to and, if you have enough assets, that it would be something you might want to experiment with," Bruene says. "I think it's promising."